16003239

SEC Mail Processing Section

FEB 24 2016

Washington DC
409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB Number: | |
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| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53215 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

RMS

**REPORT FOR THE PERIOD BEGINNING** 1/1/2015 (MM/DD/YY) **AND ENDING** 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coronado Investments, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18029 Calle Ambiente, Suite 519
**(No. and Street)**

Rancho Santa Fe , CA 92067
**(City) (State) (Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitch Little (760) 804-6955
***(Area Code - Telephone No.)***

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP
***(Name - if individual, state last, first, middle name)***

5251 SOUTH QUEBEC ST., STE.200, GREENWOOD VILLAGE, CO 80111
***(Address) (City) (State) (Zip Code)***

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Mitchell S. Little, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coronado Investments, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

______________________________

Signature

Managing Member

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 23 day of February, 2016, by Mitchell S. Little, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) INGRID LOUISE SPILKIN
Commission No. 2002911
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires January 3, 2017

Signature ______________________________
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Coronado Investments, LLC

**Financial Statements**
**and**
**Independent Auditor's Report**
**Year Ended December 31, 2015**

# Coronado Investments, LLC

## Table of Contents

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Coronado Investments, LLC

We have audited the accompanying financial statements of Coronado Investments, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 26, 2016

# Coronado Investments, LLC

## Statement of Financial Condition

## December 31, 2015

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 18,987 |
| Accounts receivable | 137,646 |
| Property and equipment, less accumulated depreciation of $5,326 | - |
| Other assets | 3,140 |
| Total assets | $159,773 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued liabilities | $ 999 |
| Members' equity | 158,774 |
| Total liabilities and members' equity | $159,773 |

*See notes to financial statements.*

# Coronado Investments, LLC

## Statement of Income

## Year Ended December 31, 2015

| | |
|---|---|
| Revenues | |
| Fee income | $467,230 |
| Other | 63,779 |
| Total revenues | 531,009 |
| Expenses | |
| Commissions | 68,250 |
| Rent and utilities | 55,479 |
| Outside services | 44,719 |
| Office | 5,605 |
| Communications | 11,907 |
| Taxes, licenses and registrations | 17,287 |
| Travel and entertainment | 19,917 |
| Other | 500 |
| Total expenses | 223,664 |
| Net income | $307,345 |

*See notes to financial statements.*

# Coronado Investments, LLC

## Statement of Changes in Members' Equity

## Year Ended December 31, 2015

| | |
|---|---|
| Balance, beginning of year | $ 510,679 |
| Distributions | (659,250) |
| Net income | 307,345 |
| Balance, end of year | $ 158,774 |

*See notes to financial statements.*

# Coronado Investments, LLC

## Statement of Cash Flows

## Year Ended December 31, 2015

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 307,345 |
| Adjustments to reconcile net income to net cash from operating activities | |
| Changes in operating assets and liabilities | |
| Accounts receivable | 344,065 |
| Accounts payable and accrued liabilities | ( 1,137) |
| Net cash from operating activities | 650,273 |
| Cash flows from financing activities | |
| Distributions | (659,250) |
| Decrease in cash and cash equivalents | (8,977) |
| Cash and cash equivalents | |
| Beginning of year | 27,964 |
| End of year | $ 18,987 |
| Supplemental disclosure of cash flow information: | |
| Interest paid | $ - |
| Taxes paid | $ |

*See notes to financial statements.*

# Coronado Investments, LLC

## Notes to Financial Statements

### 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

***The Company.*** Coronado Investments, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's income is derived primarily from fees received in conjunction with its marketing of private alternative investment funds and separate managed account investment programs offered by Registered Investment Advisors.

***Accounting Estimates.*** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

***Property and Equipment.*** Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 years).

***Revenue Recognition.*** Security transactions and the related commission revenue are recorded on a trade date basis. Fee income is recognized as earned.

***Income Taxes.*** The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains, and losses are allocated and reported to the Company's owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

***Cash and Cash Equivalents.*** For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

***Concentration of Credit Risk.*** The company may maintain cash balances and deposits with financial institutions that exceed federally insured limits. Management may perform periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

***Financial Instruments.*** The carrying values reflected in the statement of financial condition at December 31, 2015 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

## 2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2015.

## 3. COMMITMENTS AND CONTINGENCIES

***Operating Lease.*** The Company leases its facility under a long-term non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Rent expense was approximately $48,972 for 2015. Future minimum lease payments are as follows:

| Year Ending December 31: | |
|---|---|
| 2016 | $ 49,384 |
| 2017 | 51,700 |
| 2018 | 53,246 |
| 2019 | 45,480 |
| | $ 199,810 |

## 4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2015 was 0.06 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2015, the Company had net capital of $17,987 which was $12,987 in excess of the amount required by the SEC.

## 5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

# Coronado Investments, LLC

## Computation of Net Capital
## Pursuant to SEC Rule 15c3-1

## December 31, 2015

| | *Audited Financial Statements* | *FOCUS X-17A-5 Part IIA* | *Differences* |
|---|---|---|---|
| Total members' equity | $158,774 | $158,774 | - |
| Less non-allowable assets included in the following statement of financial condition captions | | | |
| Accounts receivable | 137,646 | 137,646 | - |
| Other Assets | 3,140 | 3,140 | - |
| Net capital | 17,987 | 17,987 | - |
| Minimum net capital required | 5,000 | 5,000 | - |
| Excess net capital | $ 12,987 | $ 12,987 | $ - |
| Total aggregate indebtedness included in the statement of financial condition | $ 999 | $ 999 | $ - |
| Ratio of aggregate indebtedness to net capital | 0.06 | 0.06 | |

Note: There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2015

# Coronado Investments, LLC

## Computation for Determination of Reserve Requirements
## Pursuant to Rule 15c3-3

## December 31, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2015; and a reconciliation to that calculation is not included herein.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Coronado Investments, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3, in which (1) Coronado Investments, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 26, 2016

# CORONADO INVESTMENTS, LLC

Exemption Report regarding SEC Rule 15c3-3(k)

Coronado Investments, LLC ("Coronado") claimed an exemption from the reserve requirements pursuant to Rule 15c3-3(k)(2)(i) as the firm has no customers, holds no customer accounts, does not accept customer funds or securities, and will open and maintain a "Special Account for the Exclusive Benefit of customers" if any of the preceding were to occur. This exemption was applicable at all times during the 2015 fiscal year without exception.

This statement is made to the best of Coronado's knowledge and belief.

Mitchell S. Little
Managing Member

2-23-16
Date

OFFICE: 18029 CALLE AMBIENTE, SUITE 519, RANCHO SANTA FE, CA 92067
MAIL: PO BOX 5005 - PMB 147, RANCHO SANTA FE, CA 92067
T: 760-804-6950
F: 760-804-6951

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Coronado Investments, LLC

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Coronado Investments, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 26, 2016

# Coronado Investments, LLC

## Determination of "SIPC Net Operating Revenues"
## General Assessment
## And Schedule of Payments
## Pursuant to SEC Rule 17a-5(e)(4)

## Year Ended December 31, 2015

| | |
|---|---|
| Total revenue | $531,009 |
| Deductions | |
| Reimbursed expenses | 63,779 |
| SIPC net operating revenues | $467,230 |
| General assessment @ .0025 | $ 1,168 |
| Less payments | |
| August 3, 2015 | (653) |
| Assessment balance due | $ 515 |